UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 2
to
ANNUAL REPORT
of

EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2007

SECURITIES REGISTERED
(as of December 31, 2007)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
4.875% Notes due January 17, 2017	$ 3,000,000,000	NYSE

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit VI:	Disclosure of capital increase 1 April 2009 et al.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 18th day of December, 2008.

EUROPEAN INVESTMENT BANK
(Name of registrant)

by
/s/ Eila Kreivi
Eila Kreivi
Head of Division Capital Markets

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Managerial Adviser
Deputy Head of Funding

by
/s/ John Bruton
John Bruton
Head of Delegation of the Delegation of the European Commission to the United States

EXHIBIT INDEX

Exhibit	Document

VI	Disclosure of capital increase 1 April 2009 et al.